SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004



                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                  Form 40-F    X
                  ----                          ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes           No    X
            ----            ----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 4 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CP SHIPS LIMITED
                                             ----------------
                                                   (Registrant)


Date:  7 April 2004

                                             By:  /s/ John K. Irving
                                                  ------------------------
                                                Name:  John K. Irving
                                                Title:  Vice President, General
                                                        Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

     10.1     Press Release of CP Ships Limited "CP SHIPS ANNOUNCES
              2003 ANNUAL REPORT, AIF, 2004 ANNUAL MEETING OF
              SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR"                  4

                                                             Exhibit 10.1



CP SHIPS                  REGIONAL FOCUS   o  GLOBAL SCALE



                              CP SHIPS ANNOUNCES
                           2003 ANNUAL REPORT, AIF,
       2004 ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR


LONDON, UK (7th April 2004) - CP Ships Limited's 2003 Annual Report has been posted on the company's corporate website (www.cpships.com) and is being mailed to shareholders. The 2003 Annual Information Form has also been posted on the website.

CP Ships' Annual Meeting of Shareholders is scheduled for Tuesday 4th May 2004 in Toronto at Le Royal Meridien King Edward Hotel at 10:00 am Toronto time. The Notice of Annual Meeting and Management Proxy Circular has been posted on the corporate website and is being mailed to shareholders. The Annual Meeting will be webcast live on the corporate website and will be available in archive through Friday 4th June 2004.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660